Exhibit 3.1

The Bylaws of MidWestOne Financial Group, Inc. shall be amended by deleting Section 3.2 in its entirety and replacing the following as Section 3.2 thereof:

“Section 3.2. Number, Tenure, Qualifications. The directors shall be divided into three classes, consisting of Class I directors, Class II directors and Class III directors. Until the 2020 annual meeting of shareholders, the Class I directors shall consist of (i) two persons previously selected by Central Bancshares, Inc. pursuant to the terms of the Agreement and Plan of Merger dated November 20, 2014, between the corporation and Central Bancshares, Inc. (each, a “Central‑Related Director”); and (ii) such remaining number of persons serving as Class I directors of the corporation (each, a “Company-Related Director”), with the aggregate number of Class I directors to be set by resolution of the Board from time to time.
Until the 2021 annual meeting of shareholders, the Class II directors shall consist of (i) two Central‑Related Directors; and (ii) such remaining number of Company-Related Directors, with the aggregate number of Class II directors to be set by resolution of the Board from time to time.
The Class III directors shall consist of a number of Company‑Related Directors as may be set by resolution of the Board from time to time.
If, prior to the 2020 annual meeting of shareholders, any Central‑Related Director shall for any reason cease to serve as a director, the Board of Directors shall fill the resultant vacancy with an individual selected by the remaining Central‑Related Directors in good faith in a manner intended to preserve the principles of representation in these bylaws, provided that such individual is reasonably agreeable to the Nominating and Corporate Governance Committee in accordance with the good faith execution of its duties. Beginning with the 2020 annual meeting of shareholders, the Board of Directors’ obligation to nominate Central-Related Directors shall cease.
If, prior to the 2021 annual meeting of shareholders, any Company‑Related Director shall for any reason cease to serve as a director or shall not stand for reelection as a director, he or she shall be replaced by the Board of Directors with an individual selected by the Company‑Related Directors in good faith in a manner intended to preserve the principles of representation in these bylaws, provided that such individual is reasonably agreeable to the Nominating and Corporate Governance Committee in accordance with the good faith execution of its duties.
Notwithstanding the foregoing, the number of directors constituting the entire Board of Directors shall be not less than eleven nor more than fifteen, as fixed from time to time by resolution of not less than a majority of the number of directors that, immediately prior to such proposed change, had been fixed in the manner prescribed by this Section 3.2; provided, however, that the number of directors shall not be reduced so as to shorten the term of any director at the time in office. Directors need not be shareholders of the corporation.
The Board of Directors may appoint individuals to serve as honorary directors or as directors emeritus. An individual so appointed shall not vote at any meeting of the Board of Directors, shall not be counted in determining a quorum, and shall not be charged with any responsibilities or be subject to any liabilities imposed upon directors.”
 By action of the Board of Directors, effective as of immediately prior to the closing of the Merger by and between MidWestOne Financial Group, Inc. and ATBancorp.